Exhibit 19.1

Insider Trading Compliance Manual

ENTREPRENEUR UNIVERSE BRIGHT GROUP

Adopted March 20, 2025

In order to take on an active role in the prevention of insider trading violations by its officers, directors, employees, consultants, advisors, and other related individuals, the Board of Directors (the “Board”) of ENTREPRENEUR UNIVERSE BRIGHT GROUP, a Nevada Corporation (the “Company”) has adopted the policies and procedures described in this Insider Trading Compliance Manual.

I. Adoption of Insider Trading Policy.

Effective as of the date written above, the Company has adopted the Insider Trading Policy (the “Policy”), which prohibits trading based on material, non-public information regarding the Company and its subsidiaries (“Inside Information”). The Policy covers all officers and directors of the Company and its subsidiaries, all other employees of the Company and its subsidiaries, all secretaries and assistants supporting such officers, directors, or employees and consultants or advisors to the Company or its subsidiaries who have or may have access to Inside Information and members of the immediate family or household of any such person. The Policy (and/or a summary thereof) is to be delivered to all new officers, directors, employees, consultants, advisors and related individuals who are within the categories of covered persons upon the commencement of their relationships with the Company, and is to be circulated to all covered personnel at least annually.

II. Designation of Certain Persons.

A. Insiders Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prohibits “short-swing” profits by all directors and executive officers of the Company, and any direct or indirect beneficial owner of 10% or more of any of the Company’s equity security of any class (collectively, the “Insiders”) and such Insiders, in addition to any beneficial owners of 5% or more of the Company’s registered securities of any class, are subject to the reporting and liability provisions of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder (collectively, the “Section 13(d) Individuals”). Rule 3a12-3 under the Exchange Act exempts securities registered by a Foreign Private Issuer, or FPI from Section 16 of the Exchange Act. Accordingly, Section 13(d) Individuals of an FPI are not subject to the short-swing profit limits set forth in Section 16(b), nor are they required to comply with the Section 16(a) reporting requirements.

Under Sections 13(d) and 13(g) of the Exchange Act, and the U.S. Securities and Exchange Commission (“SEC”) related rules, subject to certain exemptions, any person who after acquiring, directly or indirectly the beneficial ownership of a certain class of equity securities, becomes, either directly or indirectly, the beneficial owner of more than 5% of such class must deliver a statement to the issuer of the security and to each exchange where the security is traded. Delivery to each exchange can be satisfied by making a filing on EDGAR (as defined below). In addition, Section 13(d) Individuals must file with the SEC a statement containing certain information, as well as any additional information that the SEC may deem necessary or appropriate in the public interest or for the protection of investors.

B. Other Persons Subject to Policy. In addition, certain employees, consultants, and advisors of the Company as described in Section I above have, or are likely to have, from time to time access to Inside Information and together with the Insiders, are subject to the Policy.

III. Appointment of Chief Compliance Officer.

The Company has appointed Jianyong Li as the Company’s Chief Compliance Officer (the “Compliance Officer”) pursuant to the Written Resolutions of the Directors executed on March 20, 2025.

IV. Duties of the Compliance Officer.

The Compliance Officer has been designated by the Board to handle any and all matters relating to the Company’s Insider Trading Compliance Program. Certain duties may be delegated to outside counsel with special expertise in securities issues and relevant law. The duties of the Compliance Officer shall include the following:

A. Pre-clearing all transactions involving the Company’s securities by the Insiders and those individuals having regular access to Inside Information, defined for these purposes to include all officers, directors, and employees of the Company and its subsidiaries and members of the immediate family or household of any such person, in order to determine compliance with the Policy, insider trading laws, Section 13 and Section 16 of the Exchange Act and Rule 144 promulgated under the Securities Act of 1933, as amended. Attached hereto as Exhibit A is a Pre-Clearance Checklist to assist the Compliance Officer in the performance of his or her duties hereunder.

B. Assisting in the preparation and filing of Section 13(d) reports for all Section 13(d) Individuals although the filings are their individual obligations.

C. Serving as the designated recipient at the Company of copies of reports filed with the SEC by Section 13(d) Individuals under Section 13(d) of the Exchange Act.

D. Performing periodic reviews of available materials, which may include Schedule 13D, Schedule 13G, Form 144, officers’ and directors’ questionnaires, as applicable, and reports received from the Company’s stock administrator and transfer agent, to determine trading activity by officers, directors and others who have, or may have, access to Inside Information.

E. Circulating the Policy (and/or a summary thereof) to all covered employees, including the Insiders, on an annual basis, and providing the Policy and other appropriate materials to new officers, directors and others who have, or may have, access to Inside Information.

F. Assisting the Board in implementing the Policy and Sections I and II of this memorandum.

G. Coordinating with Company counsel regarding all securities compliance matters.

H. Retaining copies of all appropriate securities reports, and maintaining records of his or her activities as Compliance Officer.

ACKNOWLEDGMENT

We hereby acknowledge that we have received a copy of ENTREPRENEUR UNIVERSE BRIGHT GROUP’s Insider Trading Compliance Manual (the “Insider Trading Manual”). Further, we certify that we have reviewed the Insider Trading Manual, understand the policies and procedures contained therein and agree to be bound by and adhere to these policies and procedures.

Dated:	Name:

Sign Here

Name of Officer, Director, Employee or Consultant

ENTREPRENEUR UNIVERSE BRIGHT GROUP

INSIDER TRADING POLICY

and Guidelines with Respect to Certain Transactions in the Company’s Securities

SECTION I

APPLICABILITY OF POLICY

This Policy applies to all transactions in the Company’s securities, including ordinary shares, options and warrants to purchase ordinary shares, and any other securities the Company may issue from time to time, such as preferred shares, and convertible debentures, as well as derivative securities relating to the Company’s shares, whether issued by the Company, such as exchange-traded options. It applies to all officers and directors of the Company, all other employees of the Company and its subsidiaries, all secretaries and assistants supporting such directors, officers, and employees, and consultants or advisors to the Company or its subsidiaries who have or may have access to Material Non-public Information (as defined below) regarding the Company and members of the immediate family or household of any such person. This group of people is sometimes referred to in this Policy as “Insiders.” This Policy also applies to any person who receives Material Non-public Information from any Insider.

Any person who possesses Material Non-public Information regarding the Company is an Insider for so long as such information is not publicly known.

SECTION II

DEFINITION OF MATERIAL NON-PUBLIC INFORMATION

It is not possible to define all categories of material information. However, information should be regarded as “material” if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities. Material information may be positive or negative. “Non-public Information” is information that has not been previously disclosed to the general public and is otherwise not available to the general public.

While it may be difficult to determine whether any particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

●	Financial results;

●	Entry into a material agreement or discussions regarding entry into a material agreement;

●	Projections of future earnings or losses;

●	Major contract awards, cancellations or write-offs;

●	Joint ventures or commercial ventures with third parties;

●	News of a pending or proposed merger or acquisition;

●	News of the disposition of material assets;

●	Impending bankruptcy or financial liquidity problems;

●	Gain or loss of a significant line of credit;

●	Significant breach of a material agreement;

●	New business or services announcements of a significant nature;

●	Stock splits;

●	New equity or debt offerings;

●	Significant litigation exposure due to actual or threatened litigation;

●	Changes in senior management or the Board;

●	Capital investment plans; and

●	Changes in dividend policy.

All of the foregoing categories of information and any similar information should be considered “Material Non-public Information” for purposes of this Policy. If there are any questions regarding whether a particular item of information is Material Non-public Information, please consult the Compliance Officer or the Company’s legal counsel before taking any action with respect to such information.

SECTION III

CERTAIN EXCEPTIONS

For purposes of this Policy, the Company considers that the exercise of stock options under the Company’s stock option plan (but not the sale of any such shares) is exempt from this Policy, since the other party to the transaction involving only the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan.

SECTION IV

STATEMENT OF POLICY

General Policy

It is the policy of the Company to prohibit the unauthorized disclosure of any non-public information acquired in the workplace and the misuse of Material Non-public Information in securities trading.

Specific Policies

1. Trading on Material Non-public Information. With certain exceptions, no officer or director of the Company, no employee of the Company or its subsidiaries and no consultant or advisor to the Company or any of its subsidiaries and no members of the immediate family or household of any such person, shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Non-public Information concerning the Company, and ending at the close of business on the second Trading Day (as defined below) following the date of public disclosure of that information, or at such time as such non-public information is no longer material. However, see “Permitted Trading Period” below for a full discussion of trading pursuant to a pre-established plan or by delegation.

As used herein, the term “Trading Day” shall mean a day on which national stock exchanges are open for trading.

2. Tipping. No Insider shall disclose (“tip”) Material Non-public Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Non-public Information as to trading in the Company’s securities.

Regulation FD (Fair Disclosure) (“Disclosure Regulation”) is an issuer disclosure rule implemented by the SEC that addresses selective disclosure. The Disclosure Regulation provides that when the Company, or person acting on its behalf, discloses Material Non-public Information to certain enumerated persons (in general, securities market professionals and holders of the Company’s securities who may well trade on the basis of the information), it must make public disclosure of that information. The timing of the required public disclosure depends on whether the selective disclosure was intentional or unintentional; for an intentional selective disclosure, the Company must make public disclosures simultaneously; for a non-intentional disclosure, the Company must make public disclosure promptly. Under the Disclosure Regulation, the required public disclosure may be made by filing or furnishing a Form 6-K, or by another method or combination of methods that is reasonably designed to effect broad, non-exclusionary distribution of the information to the public.

It is the Company’s policy that all communications with the press be handled through our chief executive officer (“CEO”) or investor/public relations firm. Please refer all press, analyst or similar requests for information to the Company’s CEO and do not respond to any inquiries without prior authorization from the Company’s CEO. If the Company’s CEO is unavailable, the Company’s chief financial officer (“CFO”) will fill this role.

3. Confidentiality of Non-public Information. Non-public information relating to the Company is the property of the Company and the unauthorized disclosure of such information (including, without limitation, via email or by posting on Internet message boards or blogs, anonymously or otherwise) is strictly forbidden.

4. Duty to Report Inappropriate and Irregular Conduct. All employees, and particularly executives, managers and/or supervisors, have a responsibility for maintaining financial integrity within the Company, and being consistent with generally accepted accounting principles and both federal and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or irregularities, whether by witnessing the incident or being told of it, must report it to their immediate supervisor and to the Chairperson of the Company’s Audit Committee of the Board (or to the Chairwoman of the Board, if an Audit Committee has not been established). For a more complete understanding of this issue, employees should consult their employee manual and or seek the advice of the Company’s general counsel or outside counsel. Our outside securities counsel is John Yung, Esq. of Lewis Brisbois, at (916) 646-8288, email: John.Yung@lewisbrisbois.com.

SECTION V

POTENTIAL CRIMINAL AND CIVIL LIABILITY

AND/OR DISCIPLINARY ACTION

1. Liability for Insider Trading. Insiders may be subject to penalties of up to $1,000,000 and up to ten (10) years in jail for engaging in transactions in the Company’s securities at a time when they possess Material Non-public Information regarding the Company, regardless of whether such transactions were profitable. In addition, the SEC has the authority to seek a civil monetary penalty of up to three times the amount of profit gained or loss avoided by illegal insider trading. “Profit gained” or “loss avoided” generally means the difference between the purchase or sale price of the Company’s shares and its value as measured by the trading price of the shares a reasonable period after public dissemination of the non-public information.

2. Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Non-public Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority, Inc. use sophisticated electronic surveillance techniques to monitor all trades and uncover insider trading.

3. Possible Disciplinary Actions. Individuals subject to the Policy who violate this Policy shall also be subject to disciplinary action by the Company, which may include suspension, forfeiture of perquisites and ineligibility for future participation in the Company’s equity incentive plans and/or termination of employment.

SECTION VI

PERMITTED TRADING PERIOD

1. Black-Out Period and Trading Window.

To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that all officers, directors, employees, and all members of the immediate family or household of any such person refrain from conducting any transactions involving the purchase or sale of the Company’s securities, other than during the following period:

Trading Window

	Start:	End:
Trading permitted: (the “trading window”)	The opening of the market on the third Trading Day following the date of public disclosure of the financial results for a particular calendar quarter or year	Two weeks prior to the end of the quarter (March 31, June 30, September 30, December 31)
Trading Prohibited:	Two weeks prior to the end of the quarter (March 31, June 30, September 30, December 31)	The opening of the market on the third Trading Day following the date of public disclosure of the financial results for that calendar quarter

Notwithstanding the foregoing, persons subject to this Policy may submit a request to the Company to purchase or sell the Company’s securities outside the Trading Window on the basis that they do not possess any Material Non-public Information. The Compliance Officer shall review all such requests and may grant such requests on a case-by-case basis if he or she determines that the person making such request does not possess any Material Non-public Information at that time.

If such public disclosure occurs on a Trading Day before the markets close, then such date of disclosure shall be considered the first Trading Day following such public disclosure. For example, if such public disclosure occurs at 1:00 p.m. EST on June 10, then June 10 shall be considered the first Trading Day following such disclosure.

Please be advised that these guidelines are merely estimates. The actual trading window may be different because the Company’s quarterly report may be filed earlier or later. The filing date of a quarterly report may fall on a weekend or the Company may delay filing a quarterly report due to an extension. Please check with the Compliance Officer to confirm whether the trading window is open.

The safest period for trading in the Company’s securities, assuming the absence of Material Non-public Information, is generally the first ten Trading Days of the Trading Window. It is the Company’s policy that the period when the Trading Window is “closed” is a particularly sensitive period of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws. This is because the officers, directors and certain other employees are, as any quarter progresses, increasingly likely to possess Material Non-public Information about the expected financial results for the quarter. The purpose of the Trading Window is to avoid any unlawful or improper transactions or even the appearance of any such transactions.

It should be noted that even during the Trading Window any person possessing Material Non-public Information concerning the Company shall not engage in any transactions involving the Company’s securities until such information has been known publicly for at least two Trading Days. The Company has adopted the policy of delaying trading for “at least two Trading Days” because the securities laws require that the public be informed effectively of previously undisclosed material information before Insiders trade in the Company’s shares. Public disclosure may occur through a widely disseminated press release or through filings, such as Form 6-K, with the SEC. Furthermore, in order for the public to be effectively informed, the public must be given time to evaluate the information disclosed by the Company. Although the amount of time necessary for the public to evaluate the information may vary depending on the complexity of the information, generally two Trading Days is sufficient.

From time to time, the Company may also require that directors, officers, selected employees, and others suspend trading because of developments known to the Company and not yet disclosed to the public. In such event, such persons may not engage in any transaction involving the purchase or sale of the Company’s securities during such period and may not disclose to others the fact of such suspension of trading.

Although the Company may from time to time require during a Trading Window that directors, officers, selected employees, and others suspend trading because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.

Notwithstanding these general rules, Insiders may trade outside of the Trading Window provided that such trades are made pursuant to a pre-established plan or by delegation. These alternatives are discussed in the next section.

2. Trading According to a Pre-established Plan or by Delegation.

Trading which is not “on the basis of” Material Non-public Information may not give rise to insider trading liability. The SEC has adopted Rule 10b5-1 under which insider trading liability can be avoided if Insiders follow very specific procedures. In general, such procedures involve trading according to pre-established instructions (a “Pre-established Trade”).

Pre-established Trades must:

(a) Be documented by a contract, written plan, or formal instruction which provides that the trade take place in the future. For example, an Insider can contract to sell his or her shares on a specific date, or simply delegate such decisions to an investment manager, 401(k) plan administrator or a similar third party. This documentation must be provided to the Compliance Officer;

(b) Include in its documentation the specific amount, price and timing of the trade, or the formula for determining the amount, price and timing. For example, the Insider can buy or sell shares in a specific amount and on a specific date each month, or according to a pre-established percentage (of the Insider’s salary, for example) each time that the share price falls or rises to pre-established levels. In the case where trading decisions have been delegated, the specific amount, price and timing need not be provided;

(c) Be implemented at a time when the Insider does not possess Material Non-public Information. As a practical matter, this means that the Insider may set up Pre-established Trades, or delegate trading discretion, only during a “Trading Window” (discussed in Section 1, above); and,

(d) Remain beyond the scope of the Insider’s influence after implementation. In general, the Insider must allow the Pre-established Trade to be executed without changes to the accompanying instructions, and the Insider cannot later execute a hedge transaction that modifies the effect of the Pre-established Trade. An Insider wishing to change the amount, price or timing of a Pre-established Trade, or terminate a Pre-established Trade, can do so only during a “Trading Window” (discussed in Section 1, above). If the Insider has delegated decision-making authority to a third party, the Insider cannot subsequently influence the third party in any way and such third party must not possess material non-public information at the time of any of the trades.

Prior to implementing a pre-established plan for trading, all officers and directors must receive the approval for such plan from the Compliance Officer.

3. Pre-Clearance of Trades.

Even during a Trading Window, all officers, directors, employees, as well as members of the immediate family or household of such individuals, must comply with the Company’s “pre-clearance” process prior to trading in the Company’s securities, implementing a pre-established plan for trading, or delegating decision-making authority over the Insider’s trades. To do so, each officer and director must contact the Compliance Officer prior to initiating any of these actions. Trades executed pursuant to a properly implemented Pre-Established Trade approved by the Compliance Officer do not need to be pre-cleared. The Company may also find it necessary, from time to time, to require compliance with the pre-clearance process from certain individuals other than those mentioned above.

4. Individual Responsibility.

As Insiders, every person subject to this Policy has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has established a Trading Window applicable to that Insider or any other Insiders of the Company. Each individual, and not necessarily the Company, is responsible for his or her own actions and will be individually responsible for the consequences of their actions. Therefore, appropriate judgment, diligence and caution should be exercised in connection with any trade in the Company’s securities. An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Non-public Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

5. Exceptions to the Policy.

Any exceptions to this Policy may only be made by advance written approval of each of: (i) the CEO, (ii) the Compliance Officer and (iii) the Chairperson of the Audit Committee of the Board (or the Chairperson of the Board if an Audit Committee has not been established). Any such exceptions shall be immediately reported to the remaining members of the Board.

SECTION VII

APPLICABILITY OF POLICY TO INSIDE INFORMATION

REGARDING OTHER COMPANIES

This Policy and the guidelines described herein also apply to Material Non-public Information relating to other companies, including the Company’s customers, vendors or suppliers or potential acquisition targets (“business partners”), when that information is obtained in the course of employment or performance of other services on behalf of the Company. Civil and criminal penalties, as well as the termination of employment, may result from trading on inside information regarding the Company’s business partners. All employees should treat Material Non-public Information about the Company’s business partners with the same care as is required with respect to the information relating directly to the Company.

SECTION VIII

PROHIBITION AGAINST BUYING AND SELLING

COMPANY ORDINARY SHARES WITHIN A SIX-MONTH PERIOD

Generally, purchases and sales (or sales and purchases) of Company ordinary shares occurring within any six-month period in which a mathematical profit is realized result in illegal “short-swing profits”. The prohibition against short-swing profits is found in Section 16 of the Exchange Act. Section 16 was drafted as a rather arbitrary prohibition against profitable “insider trading” in a company’s securities within any six-month period regardless of the presence or absence of Material Non-public Information that may affect the market price of those securities. Each executive officer, director and 10% or greater shareholder of the Company is subject to the prohibition against short-swing profits under Section 16. The measure of damages is the profit computed from any purchase and sale or any sale and purchase within the short-swing (i.e., six-month) period, without regard to any setoffs for losses, any first-in or first-out rules, or the identity of the ordinary shares. This approach sometimes has been called the “lowest price in, highest price out” rule and can result in a realization of “profits” for Section 16 purposes even when the Insider has suffered a net loss on his or her trades. Rule 3a12-3 under the Exchange Act exempts securities registered by an FPI from Section 16 of the Exchange Act. Accordingly, Section 13(d) Individuals of an FPI are not subject to the short-swing profit limits set forth in Section 16(b), nor are they required to comply with the Section 16(a) reporting requirements.

SECTION IX

INQUIRIES

Please direct your questions as to any of the matters discussed in this Policy to the Compliance Officer.

Exhibit A

ENTREPRENEUR UNIVERSE BRIGHT GROUP

Insider Trading Compliance Program - Pre-Clearance Checklist

Individual Proposing to Trade:_________________________

Number of Shares covered by Proposed Trade:_________________________

Date:_________________________

☐	Trading Window. Confirm that the trade will be made during the Company’s “trading window.”

☐	Section 13 Compliance. Confirm, if the individual is subject to Section 13, that the proposed trade will not give rise to any potential liability under Section 13 as a result of matched past (or intended future) transactions. Also, ensure that an amendment to Schedule 13D or 13G has been or will be completed and will be timely filed.

☐	Prohibited Trades. Confirm, if the individual is subject to Section 13, that the proposed transaction is not a “short sale,” put, call or other prohibited or strongly discouraged transaction.

☐	Rule 144 Compliance. Confirm that:

☐	Current public information requirement has been met;

☐	Shares are not restricted or, if restricted, the six-month holding period has been met;

☐	Volume limitations are not exceeded (confirm that the individual is not part of an aggregated group);

☐	The manner of sale requirements has been met; and

☐	The Notice of Form 144 Sale has been completed and filed.

☐	Rule 10b-5 Concerns. Confirm that (i) the individual has been reminded that trading is prohibited when in possession of any material information regarding the Company that has not been adequately disclosed to the public, and (ii) the Compliance Officer has discussed with the individual any information known to the individual or the Compliance Officer which might be considered material, so that the individual has made an informed judgment as to the presence of inside information.

________________________________________

Signature of Compliance Officer

Transactions Report

Officer or Director: __________________

I. TRANSACTIONS:

☐	No transactions.	☐	The transactions described below

Owner of Record	Transaction Date (1)	Transaction Code (2)	Security (Common, Preferred)	Number of Securities Acquired	Number of Securities Disposed of	Purchase/ Sale Unit Price

(1) (a) Brokerage transactions - trade date (b) Other purchases and sales - date firm commitment is made (c) Option and SAR exercises - date of exercise	(d) Acquisitions under stock bonus plan - date of grant (e) Conversion - date of surrender of convertible security (f) Gifts - date on which gift is made

(2) Transaction Codes: (P) Pre-established Purchase or Sale (N) Purchase or Sale (not “Pre-established”) (G) Gift (M) Option exercise (in-the-money option)	(Q) Transfer pursuant to marital settlement (U) Tender of shares (W) Acquisition or disposition of will (J) Other acquisition or disposition (specify)

II.	SECURITIES OWNERSHIP FOLLOWING TRANSACTION

A. Company Securities Directly or Indirectly Owned (other than stock options noted below):

Title of Security (e.g., Preferred, Common, etc.)	Number of Shares/Units	Record Holder (if not Reporting Person)	Relationship to Reporting Person

B. Stock Option Ownership:

Date of Grant	Number of Shares	Exercise Price	Vesting Dates	Expiration Date	Exercises to Date (Date, No. of Shares)